UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34641 / July 1, 2022

In the Matter of	:
	:
NEXPOINT DIVERSIFIED REAL ESTATE TRUST	:
300 Crescent Court, Suite 700	:
Dallas, Texas 75201	:
	:
(811-21869)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

NexPoint Diversified Real Estate Trust filed an application on March 31, 2021, and filed amendments to the application on September 13, 2021, November 5, 2021, December 2, 2021 and May 19, 2022, requesting an order under section 8(f) of the Investment Company Act of 1940 (the "Act") declaring that it has ceased to be an investment company.

On June 1, 2022, a notice of filing of the application was issued (Investment Company Act Release No. 34605). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary